August 4, 2010
By EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4361
Attention: Pamela A. Long

Re:	Lennar Corporation Registration Statement on Form S-4 Filed June 18, 2010 File No. 333-167622
On behalf of Lennar Corporation (the “Company”), I hereby request that effectiveness of Registration Statement File No. 333-167622 be accelerated to August 6, 2010.
The Company acknowledges to the Securities and Exchange Commission (the “Commission”) as follows:
(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please advise David Bernstein of K&L Gates LLP, our legal counsel, of the effectiveness of the Registration Statement by telephone at 212-536-4029 or by facsimile at 212-536-3901.

Very truly yours,
/s/ Mark Sustana
Mark Sustana
General Counsel and Secretary Lennar Corporation

cc:	Sherry Haywood Dietrich King